UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019
Cottonwood Multifamily REIT I, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
_________________________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_________________________________________________________________________________

Item 1.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily REIT I, Inc. is a Maryland corporation formed to acquire and own directly or indirectly multifamily apartments communities located throughout the United States. In April 2017, we completed our $50,000,000 offering (the "Offering") that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act after raising the full offering amount. We have elected to be a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, beginning with the taxable year ending December 31, 2016.

From the launch of our Offering in May 2016, Cottonwood Capital Property Management II, LLC, has acted as our property manager. Additionally, from the launch of our Offering through February 28, 2019, it also acted as our asset manager. Effective March 1, 2019, CC Advisors I, LLC became our asset manager. Additional information regarding the change in our asset manager was disclosed in our Annual Report on Form 1-K for the year ended December 31, 2018 and in Note 1 to our consolidated financial statements contained in this report.

Our Investments

Proceeds from the Offering were used to acquire 90% membership interests in three joint ventures formed by us and subsidiaries of Cottonwood Residential O.P., LP (“CROP”). Each joint venture acquired one of the properties below:

Property Name	Property Location	Year Built	# of Units	Net Rentable Square Feet	Average Unit Size
Alpha Mill	Charlotte, NC	2007, 2014	267	221,616	830
Cottonwood Westside	Atlanta, GA	2015	197	169,366	860
The Marq Highland Park (1)	Tampa, FL	2015	239	232,956	975

(1) Excludes 4 retail units comprising approximately 5,800 net rentable square feet.

More information regarding our investments can be found here.

Operating Results

Sources of Operating Revenue and Cash Flow

Revenue and cash flow are generated from operations of the properties acquired through our unconsolidated joint venture investments with subsidiaries of CROP and distributed to us through our membership interest in the joint ventures.

Operating Performance

Our operating results during the six months ended June 30, 2019 and 2018 were as follows:

	Six Months Ended June 30,
(Amounts in thousands)	2019	2018
Equity in losses of joint ventures	$(797)	$(210)
Asset management fee to related party	(527)	(509)
Other expenses	(117)	(141)
Net loss	$(1,441)	$(860)

Net loss per basic and diluted common shares	$(0.29)	$(0.17)
Weighted average number of common shares outstanding- basic and diluted	4,985,643	4,994,923

Equity in losses of joint ventures are attributable to our 90% investment in three properties. The increase in equity in losses of joint ventures for the six months ended June 30, 2019 compared to the six months ended June 30, 2018 was primarily driven by mark-to-market adjustments on interest rate caps for the underlying property debt. Net operating income generated by our properties was consistent period over period. Refer to Note 3 of our consolidated financial statements for further details on individual property operating information.

As of June 30, 2019, Alpha Mill was leased at a rate of 95.51%, Cottonwood Westside was leased at a rate of 95.94%, and The Marq Highland Park was leased at a rate of 90.38%.

Non-GAAP Financial Measures

Funds from operations, or FFO, is a measure of the operating performance of a REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Our management also uses Core FFO as a measure of our operating performance. Core FFO excludes certain non-cash or non-routine items that we do not believe are reflective of our ongoing operating performance. Core FFO excludes from FFO amortization of debt issuance costs and mark-to-market adjustments on our interest rate caps. We believe excluding these items provides investors with a useful supplemental metric that directly addresses our ongoing operating performance.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

A reconciliation of FFO and Core FFO to net losses for the six months ended June 30, 2019 and 2018 is as follows:

	Six Months Ended June 30,
(Amounts in thousands, except share data)	2019	2018
Net loss	$(1,441)	$(860)
Adjustments:
Depreciation and amortization - joint ventures	2,128	2,095
FFO	687	1,235
Adjustments:
Amortization of debt issuance costs	48	194
Mark to market adjustments on interest rate caps	266	(265)
Core FFO	$1,001	$1,164

FFO per share - basic and diluted	$0.14	$0.25
Core FFO per share - basic and diluted	$0.20	$0.23
Weighted average number of common shares outstanding- basic and diluted	4,985,643	4,994,923

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our experience, the experience of our management, and industry data. We consider these policies critical because we believe understanding these policies is necessary in order to understand and evaluate our reported financial results. These policies may involve significant judgments and assumptions or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures in the financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

We believe our accounting policies on consolidation and investments in joint ventures are critical.  Refer to Note 2 of our consolidated financial statements for a more thorough discussion of our significant accounting policies and procedures.

Market Outlook and Recent Trends

Overview

We believe that current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue. Steady job growth, low unemployment, increased rentership rates, increasing household formation and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition for owning multifamily apartment communities. Recent updates in the markets where our three properties are located are as follows:

Atlanta, Georgia

Atlanta is recognized as the transportation, communication, industrial, and cultural center of the southeastern United States. Atlanta’s central location within a nine-state region has been a major factor in its economic success. Home to major corporations such as UPS, Delta Airlines and Coco-Cola, Atlanta has remained successful in attracting major corporate expansions and relocations that have brought thousands of new jobs (and major real estate projects) to the region. The city boasts a growing technology sector attracting companies such as Amazon Web Services and Anthem’s IT department. In addition, major infrastructure projects (including a $1 billion roadway improvement and $2.5 billion in funding for MARTA line expansions) are underway and approved by voters. Atlanta has seen continued deliveries of multifamily development projects, particularly in the Downtown/Midtown areas. However, due to Atlanta's ability to attract migrants from other parts of the country and multiple growth engines, employment growth of 2.1% year-over-year and rent growth of 6.0% year-over-year have continued to outpace the national averages.

Charlotte, North Carolina

Charlotte is one of the fastest-growing markets in the nation in terms of jobs and population and has historically been considered a solid location for industry, with a particular focus on healthcare, FinTech, tech and energy, as of recent. Its competitive strengths include relatively low costs of doing business and living, a strong transportation network (including the recent opening of the LYNX Blue Line metro adjacent to the Alpha Mill property), educated workforce, and being a central location midway between New York and Florida. The region has seen an increase in jobs, building permits, average home sale prices, and infrastructure projects. Given its positive demographic characteristics and strong in-migration, Charlotte has exceeded national averages of year-over-year job and rent growth at 2.6% and 4.8%, respectively.

Tampa, Florida

Tampa’s economy is driven by tourism, professional services, back office and call center, with several recent expansions of multinational companies creating relatively high-wage jobs and positive immigration. Many recent corporate expansions are a result of the business-friendly environment with no state income tax and low corporate taxes, as well as the appealing climate and renowned beaches. A $3 billion mixed-use Water Street development adds promise to a rapidly revitalizing downtown area, further promoting the live / work / play environment in the broader metro. Year-over year job growth of 2.4% and rent growth of 3.7% both exceed national averages, while expected job and population growth are anticipated to continue to drive positive multifamily fundamentals in the future.

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents on hand, lender escrowed reserves, and cash flow generated from operations. Other sources may include additional borrowings from our facility, loans from CROP, or deferred payment of our asset management fees. CROP may, but is not obligated to, lend us money. All of the terms and conditions of such loans shall be determined by us and CROP; provided however that the interest rate on any such loan shall not exceed the 10-year Treasury rate plus 600 basis points.

Our principal demands for funds are for the payment of operating expenses, capital expenditures and general and administrative expenses, payments under debt obligations, redemptions and purchases of our common stock and payments of distributions to our shareholders.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of our properties, volatility in interest rates, and the satisfaction of REIT dividend requirements.

Related Party Arrangements

See Note 6 to our consolidated financial statements for discussion on related party arrangements.

Recent Developments

Distributions

Our Board of Directors has authorized cash distributions equivalent to 5.75% of original purchase price on an annualized basis through June 30, 2019. During the six months ended June 30, 2019 and 2018, distributions of $1,432 and $1,428, respectively, were declared and paid (amounts in thousands). Total distributions as of June 30, 2019 were $7,268 (amount in thousands).

Item 2.    Other Information
None.

Item 3.    Consolidated Financial Statements

Cottonwood Multifamily REIT I, Inc.

Consolidated Balance Sheets
(Amounts in Thousands, Except Share Data)

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
Assets
Investments in joint ventures	$33,547	$35,810
Cash and cash equivalents	142	962
Other assets	9	24
Total assets	$33,698	$36,796
Liabilities and equity
Liabilities:
Accounts payable and accrued liabilities	403	421
Total liabilities	403	421
Commitments and contingencies (Note 7)
Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 4,962,990 shares issued and outstanding at June 30, 2019; 4,984,700 shares issued and outstanding at December 31, 2018	50	50
Additional paid in capital	49,595	49,802
Accumulated distributions	(7,268)	(5,836)
Accumulated deficit	(9,082)	(7,641)
Total equity	33,295	36,375
Total liabilities and equity	$33,698	$36,796

See accompanying notes to the consolidated financial statements.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Operations
(Amounts in Thousands, Except Share and Per Share Data)

	Six Months Ended June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Equity in losses of joint ventures	$(797)	$(210)
Asset management fee to related party	(527)	(509)
Other expenses	(117)	(141)
Net loss	$(1,441)	$(860)

Net loss per basic and diluted common shares	$(0.29)	$(0.17)
Weighted average common shares outstanding, basic and diluted	4,985,643	4,994,923

See accompanying notes to the consolidated financial statements.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Equity
(Amounts in Thousands, Except Share Data)

	Common Stock
			Additional	Accumulated	Accumulated	Total
	Shares	Amount	Paid in Capital	Distributions	Deficit	Equity
Balance at December 31, 2018 (Audited)	4,984,700	$50	$49,802	$(5,836)	$(7,641)	$36,375
Common stock repurchases	(21,710)	—	(207)	—	—	(207)
Distributions to investors	—	—	—	(1,432)	—	(1,432)
Net loss	—	—	—	—	(1,441)	(1,441)
Balance at June 30, 2019 (Unaudited)	4,962,990	$50	$49,595	$(7,268)	$(9,082)	$33,295

	Common Stock
			Additional	Accumulated	Accumulated	Total
	Shares	Amount	Paid in Capital	Distributions	Deficit	Equity
Balance at December 31, 2017 (Audited)	4,997,000	$50	$49,925	$(2,973)	$(6,030)	$40,972
Common stock repurchases	(4,000)	—	(41)	—	—	(41)
Distributions to investors	—	—	—	(1,428)	—	(1,428)
Net loss	—	—	—	—	(860)	(860)
Balance at June 30, 2018 (Unaudited)	4,993,000	$50	$49,884	$(4,401)	$(6,890)	$38,643

See accompanying notes to the consolidated financial statements.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Cash Flows
(Amounts in Thousands)

	Six Months Ended June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(1,441)	$(860)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in losses of joint ventures	797	210
Distributions of capital from joint ventures	1,466	1,643
Changes in operating assets and liabilities:
Other assets	15	25
Accounts payable and accrued liabilities	(17)	994
Net cash provided by operating activities	820	2,012

Financing activities
Common stock repurchases	(207)	(41)
Distributions to common stockholders	(1,433)	(1,189)
Net cash used in financing activities	(1,640)	(1,230)

Net increase (decrease) in cash and cash equivalents	(820)	782
Cash and cash equivalents at beginning of period	962	291
Cash and cash equivalents at end of period	$142	$1,073

See accompanying notes to the consolidated financial statements.

Cottonwood Multifamily REIT I, Inc.
Notes to Consolidated Financial Statements
(Amounts in Thousands, Except Share Data)

June 30, 2019
Note 1 - Organization and Business

Cottonwood Multifamily REIT I, Inc. (the “Company”) is a Maryland corporation formed to invest in multifamily apartment communities and real estate related assets in the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT I O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“our sponsor”), sponsored the formation of the Company and the offering of up to $50.0 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (“our Offering”). The SEC qualified the offering in May 2016. We completed our Offering in April 2017, raising the full $50.0 million.

Our sponsor paid all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to our Offering. We have an asset management agreement whereby we pay an affiliate of our sponsor an asset management fee. Our sponsor is also the sole property manager for the properties acquired by the joint ventures.

Restructuring of Asset Manager

As a result of the determination by CROP to restructure the ownership of our asset manager, effective March 1, 2019, our asset management agreement was assigned to a newly formed affiliate of CROP, CC Advisors I, LLC (“CC Advisors I”). As our new asset manager, CC Advisors I is responsible for the asset management services rendered to us. Property management services will continue to be provided by Cottonwood Capital Property Management II, LLC.

CROP will continue to have an indirect ownership interest in the new asset manager, CC Advisors I; however, two additional entities in which employees of CROP and its affiliates have an ownership interest will also have an indirect ownership interest in our new asset manager. As our asset manager will be an affiliate of CROP, our new asset manager will rely on the expertise and experience of CROP to provide our asset management services. In addition, as part of the restructuring, a new entity, Cottonwood Communities Advisors Promote, LLC (“CC Advisors Promote”), owns the promotional interest in us previously held by CROP. The fees and services to be provided to us remain unchanged following these changes.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Where applicable, the presentation of these financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting. Accordingly, certain information and note disclosures normally included in the financial statements prepared under GAAP have been condensed or omitted.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 consolidated financial statements and certain related disclosures in this report are derived from the December 31, 2018 audited financial statements on Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The joint ventures are variable interest entities (“VIEs”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

The Company and the Operating Partnership are consolidated. Control of the joint ventures is shared equally between CROP and us. We are not considered the primary beneficiary of the joint ventures as our property manager and asset manager, each of which is controlled by CROP, are most closely associated with joint venture activities through their asset and property management agreements. As a result, our investments in joint ventures are recorded under the equity method of accounting on the consolidated financial statements.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs were paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. Total offering costs incurred by our sponsor in connection with our Offering were approximately $6,176. Organizational costs incurred by our sponsor were not significant.

Investments in Joint Ventures

Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. We have not recognized impairment on any of our joint venture investments.

Cash and Cash Equivalents

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Income Taxes

We elected to be taxed as a REIT. As a REIT, we are not subject to federal income tax with respect to that portion of our income that meet certain criteria and is distributed annually to shareholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income, excluding net capital gains, to shareholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. As a qualified REIT, we are still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. For the six months ended June 30, 2019 and 2018, 100% (unaudited) of all distributions to stockholders qualified as a return of capital.

 Recent Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Required date of adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-02, Leases
The ASU amends existing accounting standards for lease accounting and establishes the principles for lease accounting for both the lessee and lessor. The amendment requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendment also requires certain quantitative and qualitative disclosures about leasing arrangements.
January 1, 2020
The standard must be adopted using a modified retrospective transition and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. We do not expect adoption to have a significant impact on the consolidated financial statements, as leases are generally 12 months or less with the exception of certain retail leases.

Note 3 - Investments in Joint Ventures

Our investment activity in our joint ventures is as follows:

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
2018 carrying value	11,405	13,469	10,936	35,810
Equity in losses	(286)	(304)	(207)	(797)
Distributions	(443)	(450)	(573)	(1,466)
June 30, 2019 carrying value	$10,676	$12,715	$10,156	$33,547

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
2017 carrying value	$14,686	$14,331	$13,801	$42,818
Equity in losses	20	(98)	(132)	(210)
Distributions	(833)	(114)	(696)	(1,643)
June 30, 2018 carrying value	13,873	14,119	12,973	40,965

Operational information for the properties owned by our joint ventures for the six months ended June 30, 2019 and 2018 is as follows:

Six Months Ended June 30, 2019	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total at 100%	Equity in Earnings (Losses) at 90%
Revenues
Rental and other operating income	$2,235	$1,814	$2,344	$6,393	$5,754

Operating expenses
Rental operations expense	716	760	904	2,380	2,142
Advertising and marketing	31	27	23	81	73
General and administrative	37	31	29	97	87
Property management fees	78	64	82	224	202
Total operating expenses	862	882	1,038	2,782	2,504

Net operating income	1,373	932	1,306	3,611	3,250

Non-operating expenses
Interest on Fannie Mae facility	712	499	609	1,820	1,638
Depreciation and amortization	849	680	835	2,364	2,128
Mark to market adjustments on interest rate caps	119	88	89	296	266
Other non-operating expenses	10	4	3	17	15
Net loss	$(317)	$(339)	$(230)	$(886)	$(797)

Six Months Ended June 30, 2018	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total at 100%	Equity in Earnings (Losses) at 90%
Revenues
Rental and other operating income	$2,154	$1,788	$2,316	$6,258	$5,632

Operating expenses
Rental operations expense	624	783	845	2,252	2,028
Advertising and marketing	21	24	33	78	70
General and administrative	38	25	26	89	80
Property management fees	75	63	81	219	197
Total operating expenses	758	895	985	2,638	2,375

Net operating income	1,396	893	1,331	3,620	3,257

Non-operating expenses
Interest on Fannie Mae facility	641	476	724	1,841	1,657
Depreciation and amortization	835	665	827	2,327	2,094
Mark-to-market adjustments on interest rate caps	(122)	(90)	(82)	(294)	(265)
Other non-operating income	19	(49)	9	(21)	(19)
Net income (loss)	$23	$(109)	$(147)	$(233)	$(210)

Summarized balance sheet information for the properties owned by our joint ventures (of which we own 90%) is as follows:

June 30, 2019	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real Estate Assets, Net	$47,507	$39,089	$39,750	$126,346
Other Assets	992	1,226	1,386	3,604
Fannie Mae Facility	36,265	25,655	32,260	94,180
Other Liabilities	581	621	742	1,944
Equity	11,653	14,039	8,134	33,826

December 31, 2018	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real Estate Assets, Net	$48,139	$39,693	$40,484	$128,316
Other Assets	929	1,107	1,074	3,110
Fannie Mae Facility	36,265	25,655	32,260	94,180
Other Liabilities	340	268	297	905
Equity	12,463	14,877	9,001	36,341

The excess of cost over our share of net assets of our investments in joint ventures is approximately $3,100 at June 30, 2019 and December 31, 2018 and relates to acquisition date accounting differences.

Note 4 - Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of June 30, 2019, we had 4,962,990 shares outstanding. Our sponsor owns 1,021 of the outstanding shares.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. Should cash flows from operations not cover distributions, we may look to third party borrowings, loans from CROP, or deferred payment of our asset management fees to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash. Distributions for the six months ended June 30, 2019 and 2018 were $1,432 and $1,428, respectively.

Note 5 - Joint Venture Distributions

Cash from operations of the individual joint ventures after payment of property management fees shall be distributed to provide a preferred return of up to 8% on invested capital in the joint venture. Profits will then be allocated 50% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 50% to CC Advisors Promote until CC Advisors Promote has received an amount equal to 20% of all distributions. Profits after the above distributions will be allocated 80% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 20% to CC Advisors Promote. Refer to Note 1 for changes in the entities receiving this promote effective March 1, 2019.

Note 6 - Related Party Transactions

Our directors and officers hold key positions at CROP and its affiliates, including at our property manager and asset manager. They are not compensated by us but are responsible for the management and affairs of the Company.

Promotional Interest

CC Advisors Promote, which certain officers and our directors have an indirect ownership interest in, will receive a 20% promotional interest after an 8% preferred return on invested capital.

Asset Management Fee

CC Advisors I, which certain officers and our directors have an indirect ownership interest in, provides asset management services for the Company subject to the board of directors’ supervision. As compensation for those services, CC Advisors I receives a fee of 0.75% of gross assets, defined initially as the gross book value of our assets and subsequently as gross asset value once NAV is established. We incurred asset management fees of $527 and $509 for the six months ended June 30, 2019 and 2018, respectively. Refer to Note 1 for a discussion of the entities receiving these asset management fees.

Property Management Fee

Our sponsor provides property management services for multifamily apartment communities acquired by the joint ventures and receives a fee of 3.5% of gross revenues of each property managed for these services. Our sponsor is also reimbursed for expenses incurred on behalf of their management duties in accordance with the property management agreement. During the six months ended June 30, 2019 and 2018, property management fees charged to the three properties were $224 and $219, respectively.

Construction Management Fee

CC Advisors I will receive for its services in supervising any renovation or construction project in excess of $5 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. Construction management fees were not significant for the six months ended June 30, 2019 and 2018.

Property Management Corporate Service Fee

Our sponsor will allocate a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary depending on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged. Property management corporate service fees were not significant for the six months ended June 30, 2019 and 2018.

Insurance Fee

Our sponsor through its wholly-owned insurance company, provides insurance for the multifamily apartment communities. They receive a risk management fee of up to 10% of the insurance premium and is entitled to retain in excess of the funded aggregate deductible not used to pay claims. A licensed insurance broker affiliated with our sponsor receives 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily apartment communities. Insurance fees were not significant for the six months ended June 30, 2019 and 2018.

Note 7 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor or affiliates of our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than December 31, 2023, which may be extended for two one-year periods in the sole discretion our board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved, an orderly sale of the Company’s assets will begin within a one-year period from the decision not to extend. If all extensions are approved, the final termination date would be December 31, 2027. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Share Repurchase Program

We have a share repurchase program that may enable stockholders to sell back to us up to 3% of the weighted average number of shares of common stock outstanding during the prior calendar year at the sole discretion and option of the board of directors. The board of directors may amend, suspend, or terminate the repurchase plan at any time in its sole discretion, upon 30 days’ written notice to the shareholders, if it believes that such action is in the best interest of the shareholders.

The repurchase price is subject to the following discounts, depending upon when the shares are repurchased:

Share Purchase Anniversary	Repurchase Price as a Percentage of Estimated Value (1)
Less than 1 year	No repurchase allowed
1 year	80%
2 years	85%
3 years	90%
4 years and thereafter	95%
In the event of a shareholder’s death or complete disability	95%

(1)	Estimated value equals Net Asset Value (“NAV”) as determined and disclosed by the board of directors.

The purchase price will further be reduced by amounts distributed to shareholders as a result of the sale of one or more assets constituting a return of capital.

Note 8 - Subsequent events

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no events have occurred subsequent to June 30, 2019 that would require disclosure or recognition in the consolidated financial statements.

Item 4.      Exhibits

Exhibit Number	Description

2.1	Charter, incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

2.2	Bylaws, incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

4.1	Form of Subscription Agreement, incorporated by reference to the exhibit to the Company’s Supplement No. 2 to the Offering Circular as filed pursuant to Rule 253(g)(3), on November 22, 2016

4.2	Form of Israeli Investor Questionnaire, incorporated by reference to the exhibit to the Company’s Supplement No. 3 to the Offering Circular as filed pursuant to Rule 253(g)(2), on March 9, 2017

6.1	Share Repurchase Program, incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed December 18, 2015

6.2	Limited Partnership Agreement of Operating Partnership, incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.3	Limited Liability Company Agreement of General Partner of Operating Partnership, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.4	Form of Joint Venture Agreement, incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.5	Asset Management Agreement, incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.6	Form of Property Management Agreement, incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.7	Investment Policy Agreement, incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A, filed on February 29, 2016

6.8	Three Party Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.9	First Amendment to the Three-Party Agreement, incorporated by reference to exhibit 6.9 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

6.10	Assignment of Advisory Services Contracts, incorporated by reference to exhibit 6.10 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

6.11	Property Management Three-Party Agreement, incorporated by reference to exhibit 6.11 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

6.12	Assignment of Promotional Interest, incorporated by reference to exhibit 6.12 to the Company’s Annual Report on Form 1-K, filed on April 30, 2019

8	Escrow Agreement, incorporated by reference to Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on April 21, 2016

9.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission dated November 29, 2018., incorporated by reference to Exhibit 9.1 to the Company’s Form 1-U filed on December 5, 2018

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Enzio Cassinis
Enzio Cassinis, Chief Executive Officer

By:	/s/ Adam Larson
Adam Larson, Chief Financial Officer (Principal Financial Officer)

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Accounting Officer (Principal Accounting Officer)

Dated: September 26, 2019